DEXIA

Group

The Secretary-General

03045212

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
**U.S.A.**

RECEIVED
DEC 31 2003
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE

SUPPL

December 4th, 2003

***Attention*: Special Counsel/Office of International Corporate Finance**

| **DEXIA** |
| --- |
| **Information Pursuant to Rule 12g3-2(b)** |
| **File No. 82-4606** |

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Dear Sir or Madam

We send you enclosed the following documents :

- the English version of the press release according to the nomination of Mr. Claude Piret as a member of the management board of Dexia Group, issued by Dexia S.A. this week;
- a copy of a substantial shareholding notification from Deutsche Bank, mentioning that her percentage of voting rights in Dexia S.A. is above 3% (3.12% in the actual voting rights; 3.02% in the actual and future (potential or not) voting rights).

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

*Olivier Van Herstraeten*
*Secretary General*
*Dexia S.A.*

dw 1/6

**Dexia S.A.**
*Square de Meeûs 1 - B-1000 Brussels - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20*
*Internet: http://www.dexia.com - Account number 068 ...*

008U1

Deutsche Bank

Deutsche Bank AG
**Compliance**
Taunusanlage 12
60325 Frankfurt

Bernd Lammer
Telefon +49-69-910-38967
Telefax +49-69-910-34625

E-mail: Bernd.Lammer@db.com

DEXIA S.A.
Secrétariat Géneral
A l'attention de Monsieur Delva
1 Square de Meeus
1000 Brussels
Belgium
Fax : +32(2) 213 5890

Frankfurt, 01 December 2003

**Substantial Shareholding Notification – DEXIA S.A.**

Dear Sirs,

Please find enclosed a substantial shareholding notification for Deutsche Bank AG Group's position in DEXIA S.A.

Best regards,

Deutsche Bank AG

Michaela Bundschuh Dr. Max Steiger

CHAPITRE Ier DE LA LOI DU 2 MARS 1989

**Formulaire A : première déclaration de participation dans une société cotée au premier marché**

0. **A adresser à** :
   - la société cotée visée
     DEXIA S.A.
     1 Square de Meeus, 1000 Brussels
     Fax : +32(2) 213 57 01

   - Commission Bancaire et Financière
     Contrôle de l'information financière et des marchés d'instruments financiers
     A l'attention de M. Colinet
     A l'attention de M. G. Delaere
     Avenue Louise 99, 1050 BRUXELLES
     Fax : +32(2)535.24.24

1. **Nom de la société visée** : DEXIA S.A.

2. **Données relatives à la personne établissant la déclaration**[1] en qualité de déclarant intervenant pour son propre compte

   a) *personne physique*

| | |
|---|---|
| nom + prénom | ........................................ |
| adresse | ........................................ |
| | ........................................ |
| tél. (facultatif) | ........................................ |

   b) *personne morale*

| | |
|---|---|
| forme juridique + dénomination | Deutsche Bank AG, Société anonyme |
| siège social | Taunusanlage 12, 60325 Frankfurt am Main, Allemagne |
| tél. | +49 69 910 31 685 |
| fax | +49 69 910 34 625 |
| nom et qualité du signataire de la déclaration | Michaela Bundschuh, Compliance<br>Dr. Max Steiger, Compliance |

[1] Biffer la(les) mention(s) inutile(s).

### 3. Eléments constitutifs de la déclaration

Remarque préliminaire

Lorsque la déclaration est opérée par des personnes liées ou agissant de concert, les tableaux I et II seront complétés autant de fois que nécessaire :

- d'abord pour chacune de ces personnes *séparément*, même si aucune d'elles n'atteint à elle seule l'un des seuils prévus par la loi (cf. art. 8, § 1er, 3°, de l'A.R. du 10 mai 1989)[1] ;
- ensuite pour *l'ensemble* des personnes liées ou agissant de concert (cf. art. 2, § 1er et 2, de la loi du 2 mars 1989).

*Tableau I : données générales*

| | |
|---|---|
| Nom de la société visée | DEXIA S.A. |
| Droits détenus par (biffer la mention inutile) | **Deutsche Bank AG Group***, Frankfurt am Main, Allemagne |
| lié(e) à | |
| agissant de concert avec | |
| Date de réalisation de la situation donnant lieu à déclaration | 27 novembre 2003 |
| Sources relatives au dénominateur | DEXIA website - Informations légales et réglementaires |

[1] Lorsqu'un tiers détient des droits pour compte d'autrui.

***y compris des filiales de Deutsche Bank AG**

[1] Sauf s'il s'agit de personnes physiques agissant de concert dont aucune ne possède un nombre de titres auquel sont attachés 5 % ou plus des droits de vote existants : celles-ci peuvent faire une déclaration commune, sans indication des détenteurs individuels (art. 2, § 3, alinéa 2, de la loi du 2 mars 1989).

| *Tableau II : calcul de la quotité* | dénominateur (a) | Numérateur (b) | % (b/a) |
|---|---|---|---|
| 1. **Droits de vote effectifs** afférents à des titres<br>• représentatifs du capital<br>• non représentatifs du capital | **1 165 041 387** | **36 385 088**<br>** positions agrégées de la Deutsche Bank AG Frankfurt ainsi que de ses diverses filiales | **3,12 %** |
| 2. **Droits de vote futurs**, potentiels ou non, résultant de<br>• droits et engagements à la conversion en ou à la souscription de **titres à émettre,** à savoir :<br>◊ conversion d'obligations<br>◊ conversion de prêts<br>◊ exercice de warrants<br>◊ autres (à détailler le cas échéant) | **41 751 099** | **4 912**<br>*** actions prêtées à divers clients dans le cadre de l'activité de trading de Deutsche Bank AG Group | **0,01** |
| • droits et engagements à l'acquisition de **titres émis**, à savoir :<br>◊ options<br>◊ warrants portant sur des titres émis<br>◊ engagements résultant d'un contrat<br>◊ autres (à détailler le cas échéant) | | | |
| Total | **1 206 792 486** | **36 390 000** | **3,02%** |
| <u>Pour mention</u><br>Droits et engagements à la conversion en, à la souscription ou à l'acquisition de titres, assortis de clauses conditionnelles, à savoir :<br>• conversion d'obligations<br>• exercice de warrants<br>• autres (à détailler le cas échéant) | | | |

Pour les droits ou engagements desquels peuvent résulter des droits de vote futurs : délais ou périodes d'exercice

(Type + délais/périodes)

*** Deutsche Bank AG peut, dans les trois jours ouvrables, réclamer la restitution des actions prêtées aux divers clients et ce en conformité avec les clauses insérées dans ses "Standard European Loan Contracts"

4. **Données complémentaires à fournir si le nombre de titres détenus est égal ou supérieur à 20 %** (art. 8, § 3, de l'A.R. du 10 mai 1989)

   a. Description de la politique dans laquelle se situe l'acquisition :

   b. Nombre de titres acquis au cours des 12 mois précédant la présente déclaration et mode d'acquisition :

| | nombre | mode d'acquisition |
|---|---|---|
| 1. **Droits de vote effectifs** afférents à des titres<br>• Représentatifs du capital<br>• non représentatifs du capital | | |
| 2. **Droits de vote futurs**, potentiels ou non, résultant de<br>• droits et engagements à la conversion en ou à la souscription de **titres à émettre**, à savoir:<br>◊ conversion d'obligations<br>◊ conversion de prêts<br>◊ exercice de warrants<br>◊ autres (à détailler le cas échéant) | | |
| • droits et engagements à l'acquisition de **titres émis**, à savoir :<br>◊ options<br>◊ warrants portant sur des titres émis<br>◊ engagements résultant d'un contrat<br>◊ autres (à détailler le cas échéant) | | |

Fait le 01 decembre 2003 à Frankfurt am Main

Deutsche Bank AG

Michaela Bundschuh

Dr. Max Steiger

**Annexes** (obligatoires en vertu de l'art. 4, § 1er, alinéa 1er de la loi du 2 mars 1989) : les documents relatifs à l'opération (aux opérations) donnant lieu à déclaration

# PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

1/12/2003
1 p.
EMBARGO
5.40 PM

«MEDIA»
«NOM»

## Appointment of Mr Claude PIRET as a member of the Management Board of Dexia Group

**At its meeting of November 20th 2003 Dexia's Board of Directors, on the recommendation of the CEO, appointed Mr Claude PIRET as a member of the Group's Management Board. In that capacity he will be in charge of operations and information technology (Chief Operations and Technology Officer).**

**Mr Claude Piret, who is currently a member of the Management Board of Dexia Bank Belgium, will take up his new duties as from January 1st 2004.**

*52-year old Claude Piret graduated as a civil engineer and took several postgraduate business management courses.*
*He started his career at the Assubel Group, among other companies, and joined Crédit Général de Banque as Group Branch Director in 1981. As a member of the Management Board of Bacob/Artesia from 1995 to 2001 he was in charge of various departments: Accounting, Back-Offices, Organization, Legal, Risks, Enterprises and Non-Profit. Today, Claude Piret is a member of the Management Board of Dexia Bank Belgium, where he is in charge of Public & Project Finance, Balance Sheet Management and Financial Markets.*